

August 9, 2012

<u>Via E-mail</u>
Kenneth Cunningham
Chief Executive Officer
Miranda Gold Corp.
Unit 1 − 15782 Marine Drive
White Rock, British Columbia V4B1E6

> **Re:** **Miranda Gold Corp.**
> **Form 20-F for the Fiscal Year Ended August 31, 2011**
> **Filed December 15, 2011**
> **File No. 000-27760**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2011

Financial Statements

Independent Auditors' Report, page 2

1.   We note that the audit opinion provided by Davidson & Company LLP includes an explanatory paragraph which states that Note 1 to the financial statements "describes conditions and matters that indicate the existence of a material uncertainty may cast significant doubt about Miranda Gold's ability to continue as a going concern."   Please note that this conditional language regarding your ability to continue as a going concern is inconsistent with paragraph 12 of AU Section 341. Please obtain and file a revised

report from your auditor to comply with PCAOB standards regarding the description of your going concern uncertainties.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Melissa Rocha, Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining